EXHIBIT D

Nathan G. Miller
c/o NGM Asset Management, LLC
27 Pine Street, Suite 700
New Canaan, CT 06840
April 24, 2018
Via Email and Federal Express

Board of Directors
Destination Maternity Corporation
232 Strawbridge Drive
Moorestown, NJ 08057
Ladies and Gentlemen:
 We are writing to express our concern regarding the recent actions by the board of directors (the “Board”) and management of Destination Maternity Corporation (the “Company”) with respect to the election of directors at the 2018 annual meeting of stockholders of the Company.
 On April 9, 2018, we requested that the Board provide us with certain stockholder list materials, including: (i) a Non Objecting Beneficial Owners or “NOBO” list and (ii) a copy of the Company’s Restricted Stock Plan (the “Restricted Stock Plan”) participant list. In response, the Company stated that it does not have a NOBO list, and, as of the date hereof, has failed to provide us with the Restricted Stock Plan participant list. As the Company is well aware, such stockholder list materials are essential for a stockholder to communicate with other stockholders of the Company in a contested election. In particular, we view the Company’s continued failure to deliver such stockholder list materials – which come at a minimal cost to the Company – as yet another attempt by the Company to avoid accountability to stockholders, gain an improper tactical advantage in the election and further entrench the incumbent directors.
 Accordingly, we hereby reaffirm our request for a NOBO list and the Restricted Stock Plan participant list. As we have previously stated, it is our sincere hope that we can engage in a fair and transparent electoral contest going forward and that the merits of the nominees and their competing visions for the Company—not manipulation of the corporate electoral process—is what determines the outcome of the election.

Very truly yours,

/s/ Nathan G. Miller
Nathan G. Miller